RECEIVED

2004 NOV -5 A 10: 47

1st November 2004 INTERNATIONAL CORPORATE FINANCE

Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

04045964

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED

NOV 09 2004

THOMSON FINANCIAL

David Coker
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director Shareholding
Released	15:46 01-Nov-04
Number	7123E

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

The Morgan Crucible Company plc

2) Name of director:

Mr Mark Robertshaw

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Mr Mark Robertshaw

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Option

7) Number of shares/amount of stock acquired:

The Morgan Executive Share Option Scheme 2004

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of 25p

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date of notification:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification:

N/A

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:

1st November 2004

18) Period during which or date on which exercisable:

1st November 2007 - 31st October 2014

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

200,000 ordinary shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

145.275p

22) Total number of shares or debentures over which options held following this notification:

200,000

23) Any additional information:

Option granted pursuant to The Morgan Executive Share Option Scheme 2004

24) Name of contact and telephone number for queries:

Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:

Mr D.J. Coker

Company Secretary

Date of Notification:

1st November 2004

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director Shareholding
Released	15:52 01-Nov-04
Number	7134E

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

The Morgan Crucible Company plc

2) Name of director:

Mr Mark Robertshaw

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Mr Mark Robertshaw

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

N/A

6) Please state the nature of the transaction. For PEP transactions please

Indicate whether general/single co PEP and if discretionary/non discretionary:

The Morgan Long Term Incentive Plan 2004 ("LTIP") Provisional Award

7) Number of shares/amount of stock acquired:

283,944 LTIP

8) Percentage of issued class:

0.0979

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary shares of 25p

12) Price per share:

N/A

13) Date of transaction:

1/11/04

14) Date of notification:

1/11/04

15) Total holding following this notification:

3,500 ordinary shares of 25p each; 200,000 options; 283,944 Provisional Award ("LTIP")

subject to plan rules

16) Total percentage holding of issued class following this notification:

0.0012% holdings; 0.0689% options; 0.0979% Provisional Award LTIP

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

N/A

24) Name of contact and telephone number for queries:

Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:

Mr D.J. Coker

Company Secretary

Date of Notification:

1st November 2004

END

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